November 19, 2009

Thomas R. Salley, Esq.
Cooley Godward Kronish LLP
One Freedom Square
Reston Town Center
11951 Freedom Drive
Reston, VA 20190-5656

Re: Gladstone Capital Corporation (File Nos. 333-162592 & 814-00237)

Dear Mr. Salley:

        We have reviewed the registration statement on Form N-2 for Gladstone Capital
Corporation (the "Fund") filed on October 20, 2009 in connection with the shelf registration of
its common stock, preferred stock, subscription rights, warrants and debt securities. Based on
our review of the registration statement, we have the following comments. The captions we use
below correspond to the captions the Fund uses in its registration statement.

PROSPECTUS:

Prospectus Summary – Gladstone Capital Corporation – General (Page 1)

1.   The second sentence states that the Fund's investment <u>objectives are</u> to achieve a high
level of current income by investing in debt securities, consisting primarily of senior notes,
senior subordinated notes and junior subordinated notes, of established private businesses that
are substantially owned by leveraged buyout funds, individual investors or are family-owned
businesses, with a particular focus on senior notes. As this sentence only describes one
investment objective, please revise this sentence accordingly to state that the Fund's "investment
objective is to…."

Fees and Expenses (Page 7)

2.   The fifth sentence of the paragraph following the example states that if the Fund achieves
sufficient returns on its investments, including through the realization of capital gains, to trigger
an incentive fee of a material amount, its expenses, and returns to its investors after such
expenses, would be higher than reflected in the example. Please describe in this paragraph what
the Fund's expenses would be for the time periods shown in the example if the entire amount of
the Fund's returns were derived from capital gains.

Risks Related to Our External Financing – In addition to regulatory limitations on our ability to raise capital, our credit facility contains various covenants which, if not complied with, could accelerate our repayment obligations under the facility, thereby materially and adversely affecting our liquidity, financial condition, results of operations and ability to pay distributions (Page 14)

3.   The eighth sentence of the first paragraph of this section describes unrealized losses as adjustments in asset values and contrasts their significance against realized losses. This characterization downplays the significance of unrealized losses to shareholders and appears to suggest that they are not really losses to the company. Please revise this sentence to clarify that, while the Fund has not yet sold these investments, they do constitute losses for the Fund.

4.   The fifth sentence of the second paragraph (on page 15) states that during the year ended September 30, 2008, net unrealized depreciation on our investments was approximately $47.0 million, compared to $7.4 million during the prior fiscal year. Please update this disclosure to reflect financial information as of a more recent date.

Price Range of Common Stock and Distributions (Page 26)

5.   The second sentence of the first paragraph states that the Fund intends to retain long-term capital gains and treat them as deemed distributions for tax purposes. Please explain to us how this is consistent with the Fund's election to be treated as a RIC under Sub-Chapter M of the Internal Revenue Code.

6.   The fourth sentence of the second paragraph states that as of October 16, 2009, the Fund had 81 stockholders of record. Please clarify in this section whether this reflects the number of beneficial stockholders or whether this merely identifies the number of stockholders holding the Fund's shares in street name.

Consolidated Selected Financial Data (Page 28)

7.   This section includes audited financial data for fiscal periods including the fiscal year ended September 30, 2008 and unaudited none-month periods ended June 30, 2009. Please confirm to us whether the Fund intends to update its financial data to include audited financial information for the fiscal year ended September 30, 2009.

GENERAL COMMENTS:

8.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

9.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

10.   If you intend to omit certain information from the form of prospectus included with the registration statement that are declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendments.

11.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

12.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

13.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
·   the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6949.

Sincerely,

Christian T. Sandoe
Senior Counsel